October 21, 2024

Jerome Rouquet
Chief Financial Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, Michigan 48111

       Re: Visteon Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 20, 2024
           File No. 001-15827
Dear Jerome Rouquet:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Highlights, page 23

1.     We note you disclose non-GAAP financial measures, including Adjusted
EBITDA
       and Adjusted EBITDA Margin, before and/or without disclosing the most directly comparable GAAP measures, Net Income and Net Income Margin, in MD&A and certain earnings releases filed under Form 8-K. Please revise future filings to fully
       comply with Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Critical Accounting Estimates
Income Taxes, page 31

2. We note the partial release of the valuation allowance against your U.S. deferred tax assets of $313 million during the year ended December 31, 2023. Tell us and expand your critical accounting policies in future filings to address, the specific positive and
 October 21, 2024
Page 2

       negative evidence you considered, how that evidence was weighed, and how that evidence led you to determine it was appropriate to reverse a portion of the valuation allowance. Please also address the anticipated future trends included in your forecasts of future earnings. In addition, revise future filings to address the factors that impact the remaining valuation allowance, including the most significant facts and circumstances that could result in changes in the valuation allowance. Refer to Item
       303(b)(3) of Regulation S-K and ASC 740-10-30-16 through 30-25.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing